UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Unaudited Results of Operations

Furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements Of Operations And Comprehensive Income (Unaudited) For The Three and Six Months Ended June 30, 2012 and 2011

-

Condensed Consolidated Balance Sheets as of June 30, 2012 (Unaudited) and December 31, 2011

-

Condensed Consolidated Statements Of Cash Flows (Unaudited) For The Six Months Ended June 30, 2012 and 2011

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The press release furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated December 21, 2012.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 21, 2012	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2012	2012	2011	2012	2012
	CNY	CNY	US$	CNY	CNY	US$

REVENUE	59,977	37,841	5,950	68,070	66,903	10,519
COST OF SALES	(38,786)	(22,344)	(3,513)	(43,853)	(38,687)	(6,083)
GROSS PROFIT	21,191	15,497	2,437	24,217	28,216	4,436

SELLING AND DISTRIBUTION EXPENSES	(849)	(840)	(132)	(1,614)	(1,525)	(240)
ADMINISTRATIVE EXPENSES	(17,383)	(21,203)	(3,334)	(33,837)	(39,166)	(6,159)
OTHER OPEARTING EXPENSES	—	(3,591)	(565)	—	(4,704)	(739)
OPERATING PROFIT (LOSS)	2,959	(10,137)	(1,594)	(11,234)	(17,179)	(2,702)
FINANCE COST	(6,561)	(11,368)	(1,787)	(11,831)	(20,818)	(3,273)
INTEREST INCOME	246	905	142	372	1,695	267
NON-OPERATING INCOME (EXPENSE), NET	19	(858)	(134)	(54)	(889)	(140)
LOSS BEFORE INCOME TAX	(3,337)	(21,458)	(3,373)	(22,747)	(37,191)	(5,848)
INCOME TAX EXPENSE (Note 7)	(4,446)	(7,078)	(1,113)	(5,825)	(8,361)	(1,315)
LOSS FOR THE PERIOD	(7,783)	(28,536)	(4,486)	(28,572)	(45,552)	(7,163)

ATTRIBUTABLE TO:
Owners of the Company	(7,565)	(28,547)	(4,488)	(28,241)	(47,707)	(7,502)
Non-controlling interests	(218)	11	2	(331)	2,155	339
	(7,783)	(28,536)	(4,486)	(28,572)	(45,552)	(7,163)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY (Note 2)
Basic	(0.33)	(1.15)	(0.18)	(1.24)	(1.92)	(0.30)

Diluted	(0.33)	(1.15)	(0.18)	(1.24)	(1.92)	(0.30)

LOSS FOR THE PERIOD	(7,783)	(28,536)	(4,486)	(28,572)	(45,552)	(7,163)

Other comprehensive income (loss):
Foreign currency translation adjustments	5,394	(2,794)	(439)	8,279	(2,579)	(406)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX	(2,389)	(31,330)	(4,925)	(20,293)	(48,131)	(7,569)

Attributable to:
Owners of the Company	(2,171)	(31,341)	(4,927)	(19,962)	(50,286)	(7,908)
Non-controlling interests	(218)	11	2	(331)	2,155	339
	(2,389)	(31,330)	(4,925)	(20,293)	(48,131)	(7,569)

See notes to condensed consolidated financial statements

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Amounts in thousands, except share data)

		December 31,	June 30,	June 30,
		2011	2012	2012
		CNY	CNY	US$
	Notes		(Unaudited)	(Unaudited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	4	2,053,173	2,166,287	340,611
Rehabilitation fund		26,019	33,507	5,268
Prepayments		80,418	141,488	22,247
Deferred tax assets		2,825	2,384	375

TOTAL NON-CURRENT ASSETS		2,162,435	2,343,666	368,501

CURRENT ASSETS
Inventories	3	11,787	16,864	2,652
Trade and bill receivables		31,205	15,699	2,468
Prepayments		13,091	12,525	1,969
Other receivables		21,289	28,435	4,471
Due from related companies	5	774	—	—
Restricted bank deposits		21,000	10,791	1,697
Term deposits with an original maturity over three months		20,000	20,000	3,145
Cash and cash equivalents		136,587	289,184	45,469

TOTAL CURRENT ASSETS		255,733	393,498	61,871

TOTAL ASSETS		2,418,168	2,737,164	430,372

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bill payables		70,882	76,113	11,967
Other payables and accrued liabilities		52,173	53,923	8,478
Interest bearing loans		225,000	297,000	46,698
Due to related companies	5	184,477	342,777	53,896
Interest payable		5,979	5,742	903
Taxes payable		23,923	28,334	4,456
Mining rights payable		22,612	20,860	3,280

TOTAL CURRENT LIABILITIES		585,046	824,749	129,678
NET CURRENT LIABILITIES		(329,313)	(431,251)	(67,807)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,833,122	1,912,415	300,694

NON-CURRENT LIABILITIES
Interest bearing loans		523,742	656,742	103,261
Due to the Shareholder	5	262,657	265,247	41,706
Interest payable		18,205	20,070	3,156
Deferred tax liabilities		290,043	291,017	45,757
Mining rights payable		103,378	91,718	14,421
Asset retirement obligations		9,204	9,861	1,550

TOTAL NON-CURRENT LIABILITIES		1,207,229	1,334,655	209,851

TOTAL LIABILITIES		1,792,275	2,159,404	339,529

EQUITY
Issued capital		312,081	312,081	49,069
Other capital reserves	6	536,872	536,872	84,414
Reserves		19,209	57,231	8,998
Accumulated losses		(322,714)	(408,445)	(64,221)
Other comprehensive losses		(5,240)	(7,820)	(1,230)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		540,208	489,919	77,030
NON-CONTROLLING INTERESTS		85,685	87,841	13,813
TOTAL EQUITY		625,893	577,760	90,843

TOTAL LIABILITIES AND EQUITY		2,418,168	2,737,164	430,372

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in thousands)

	Six months ended June 30,
	2011	2012	2012
	CNY	CNY	US$

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(56,188)	(47,821)	(7,519)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(223,062)	(173,982)	(27,356)
Net proceeds from disposal of property plant and equipment	—	114	18
Purchase of available-for-sale financial asset	(7,000)	—	—
Net cash paid for acquisition of subsidiaries	(20,640)	—	—
Repayment from related companies	—	774	122

NET CASH FLOWS USED IN INVESTING ACTIVITIES	(250,702)	(173,094)	(27,216)

FINANCING ACTIVITIES
Repayments of interest bearing loans	(30,000)	(125,000)	(19,654)
Proceeds from interest bearing loans	170,000	330,000	51,887
Proceeds from exercise of warrants	24,309	—	—
Repayment to related companies	—	(82,691)	(13,002)
Decrease of restricted bank deposit	—	10,209	1,605
Advances from related companies	121,054	240,990	37,891

NET CASH FLOWS FROM FINANCING ACTIVITIES	285,363	373,508	58,727

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,527)	152,593	23,992

NET FOREIGN EXCHANGE DIFFERENCE	(59)	4	1

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	126,685	136,587	21,476

CASH AND CASH EQUIVALENTS AT END OF PERIOD	105,099	289,184	45,469

See notes to condensed consolidated financial statements.

6 / 19

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share and per tonne data)

1. BASIS OF PRESENTATION

Management has prepared the accompanying unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2012, and these operating results are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

The condensed consolidated balance sheets at December 31, 2011 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2011.

The consolidated financial statements include the accounts of China Natural Resources, Inc. and those subsidiaries in which the Company has direct or indirect controlling interests (collectively referred to as the “Company”). The Company’s subsidiaries as of December 31, 2011, are as described in the Company’s Form 20-F for the year ended December 31, 2011.

As of June 30, 2012, the Company has a working capital deficiency of CNY431,251 (US$67,807). As of June 30, 2012, Feishang Group Limited, the Company’s controlling shareholder (the “Shareholder”) has confirmed to the Company continuous financial support to the Company. The Company is undertaking renewal negotiations with its financial institutions to seek renewal of its loan facilities in due course and has not, at this stage, sought written commitments for renewal of the loan facilities. However, the Company has discussed its future borrowing needs with its lenders and no matters have been drawn to management’s attention indicating that renewals may not be forthcoming on acceptable terms. Subsequent to June 30, 2012, the Company drew down additional bank loans amounting to CNY145,000 (US$22,799) to fund mine improvement projects and working capital. The Company’s internal forecasts and projections, taking into account reasonably foreseeable changes in operating performance, as well as capital expenditure, additional borrowing capacity, continued Shareholder support and availability of bank facilities, support the Company’s ability to operate within the level of its current capacity.

In view of the foregoing, the Company expects it will have sufficient liquidity to finance its operations for the next twelve months. Therefore, the unaudited interim consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY6.3600 as quoted by Bloomberg Finance L.P. as of June 30, 2012, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

FIRST-TIME ADOPTION OF IFRS

The Company’s financial statements have been prepared in accordance with IFRS applicable for periods ending on or after December 31, 2011. Accordingly, the financial statements included in this report are prepared to comply with IFRS applicable for the period ending June 30, 2012, together with the comparative period data for the period ended June 30, 2011, as described in the applicable accounting policies.

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Group reconciliation of condensed consolidated statements of operation for the six months ended June 30, 2011 is as follows:

US GAAP on IFRS format	US GAAP	Re- measurements	IFRS for the six months ended, June 30, 2011
	CNY	CNY	CNY
REVENUES	70,133	(2,063)	68,070
COST OF SALES	(46,083)	2,230	(43,853)
GROSS PROFIT	24,050	167	24,217
SELLING AND DISTRIBUTION EXPENSES	(1,614)	—	(1,614)
ADMINISTRATIVE EXPENSES	(33,837)	—	(33,837)
OTHER OPERATING EXPENSES	—	—	—

OPERATING LOSS	(11,401)	167	(11,234)

FINANCE COSTS	(11,831)	—	(11,831)
INTEREST INCOME	372	—	372
NON-OPERATING EXPENSES, NET	(54)	—	(54)
LOSS BEFORE INCOME TAX	(22,914)	167	(22,747)

INCOME TAX EXPENSE	(5,825)	—	(5,825)

LOSS FOR THE PERIOD	(28,739)	167	(28,572)

Group reconciliation of condensed consolidated statements of operation for the three months ended June 30, 2011 is as follows:

US GAAP on IFRS format	US GAAP	Re- measurements	IFRS for the three months ended, June 30, 2011
	CNY	CNY	CNY
REVENUES	61,809	(1,832)	59,977
COST OF SALES	(39,885)	1,099	(38,786)
GROSS PROFIT	21,924	(733)	21,191
SELLING AND DISTRIBUTION EXPENSES	(849)	—	(849)
ADMINISTRATIVE EXPENSES	(17,383)	—	(17,383)
OTHER OPERATING EXPENSES	—	—	—

OPERATING LOSS	3,692	(733)	2,959

FINANCE COSTS	(6,561)	—	(6,561)
INTEREST INCOME	246	—	246
NON-OPERATING INCOME, NET	19	—	19
LOSS BEFORE INCOME TAX	(2,604)	(733)	(3,337)

INCOME TAX EXPENSE	(4,446)	—	(4,446)

LOSS FOR THE PERIOD	(7,050)	(733)	(7,783)

Notes to reconciliation of condensed consolidated statements of operation for the three and six months ended June 30, 2011:

1)

Incidental income from coal produced during construction stage

8 / 19

Under US GAAP, sales of coal produced during construction stage and the related cost of sales prior to the commercial production start date were recognized as revenue and cost of sales. Under IAS 16, proceeds received prior to the commercial production date is considered as incidental income, and the net incidental income is netted against the deferred exploration and development costs under property, plant and equipment.

The transition from US GAAP to IFRS has not had a material impact on the statement of cash flows except the reclassification of the net cash provided by operating activities of CNY167 (US$26), generated from the sales of coal produced during construction stage prior to the commercial production date, to investing activities for the six months ended June 30, 2011.

2. LOSS PER SHARE

Basic loss per share amounts are calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share assumes the conversion, exercise or issuance of all potential common stock instruments, such as options or warrants, unless the effect is to reduce a loss or increase earnings per share and is calculated using the treasury stock method. With respect to outstanding warrants, the weighted average number of shares of 373,772 and 441,869 shares for the three-month and six-month periods ended June 30, 2011 were not included in the dilutive calculation for those respective periods, as the effect would be anti-dilutive.

3. INVENTORIES

	December 31, 2011	June 30, 2012	June 30, 2012
	CNY	CNY	US$

Raw materials	6,971	10,315	1,622
Finished goods	4,816	6,549	1,030

	11,787	16,864	2,652

4. PROPERTY AND EQUIPMENT, NET

	December 31, 2011	June 30, 2012	June 30, 2012
	CNY	CNY	US$

At cost:
Buildings	39,763	50,310	7,910
Mining structures and mining rights	1,573,690	1,646,843	258,938
Machinery and equipment	44,054	64,158	10,088
Motor vehicles	10,397	12,728	2,001
Construction in progress	438,531	453,035	71,232
	2,106,435	2,227,074	350,169
Accumulated depreciation, depletion and amortization	(53,262)	(60,787)	(9,558)
	2,053,173	2,166,287	340,611

5. RELATED PARTY BALANCES AND TRANSACTIONS

(a)

On July 1, 2008, the Company and Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by certain directors of the Company, renewed their office sharing agreement with the Company. The agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to certain accounting and secretarial services and day-to-day office administration provided by Anka. The amount paid by the Company to Anka for the three months and six months ended June 30, 2012was CNY210 (US$33) and CNY420 (US$66), respectively [2011: CNY204 (US$32) and CNY408 (US$64), respectively].

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(b)

Receivables/payables with related companies

The Company’s payables with related companies are unsecured, non-interest bearing and due on demand. The receivables and payables are summarized as follows:

	December 31, 2011	June 30, 2012	June 30, 2012
	CNY	CNY	US$
Receivables from related companies:
Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	774	—	—

Payables to related companies:
WFNM	—	35	6
Feishang Enterprise Group Limited (“Feishang Enterprise”)	184,477	320,387	50,375
San Jiazhai Coal Mine Limited	—	355	56
Guizhou Feishang Energy Co., Ltd.	—	22,000	3,459
	184,477	342,777	53,896
Long-term payable to the Shareholder:
Feishang Group Limited	262,657	265,247	41,706

(c)

Guarantees of bank loans provided by related parties

On February 2, 2009, Guizhou Yongfu Mining Co. Limited (“Guizhou Yongfu”) received a CNY200,000 (US$31,447) long-term loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd. to fund construction and development of the Yongsheng Mine in Guizhou Province, in the PRC. Guizhou Yongfu owns the mining right to the Yongsheng Mine. The loan is to be repaid in annual installments of principal commencing in 2013 and terminating in 2017. The loan bears interest, payable quarterly, at a floating rate equal to 30% above the over-five-year base lending rate stipulated by The People’s Bank of China (currently 6.55% per annum, resulting in a current annual interest rate of 8.52% per annum). The loan is secured by the mining permit of Guizhou Yongfu and is guaranteed by Pingxiang Iron & Steel Co. Ltd. (“Pingxiang Iron”), a related company controlled by Mr. Li Feilie, who is also an executive officer, director and the principal beneficial owner of the Company. Guizhou Yongfu drew down CNY188,742 (US$29,676) on or before December 31, 2011. The remaining balance of the loan facility was drawn down on July 24, 2012. The CNY20,000 (US$3,145) first installment of principal is due to be repaid on or before February 2, 2013, and has, therefore, been reclassified to current liabilities.

On January 12, 2010, Guizhou Yongfu received and drew down in full a CNY50,000 (US$7,862) long-term bank loan from Bank of China Corp. Ltd., to be repaid in installments over five years commencing in 2012. The purpose of the loan is to finance the construction of the Yongsheng Mine. The loan bears a floating annual interest rate of the over-five-year base lending rate stipulated by The People’s Bank of China (currently 6.55% per annum). The loan is secured by the mining permit of Guizhou Yongfu and is guaranteed by Pingxiang Iron. The CNY5,000 (US$786) first instalment of principal was repaid on January 16, 2012. The CNY10,000 (US$1,572) second installment of principal is due to be repaid on or before January 15, 2013, and has, therefore, been reclassified to current liabilities.

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On August 24, 2010, Guizhou Puxin received a CNY150,000 (US$23,585) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp., Ltd. to finance the acquisitions of the Company’s subsidiaries, i.e., Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, and Xinsong Coal. The loan is to be repaid in two installments, i.e., CNY50,000 (US$7,862 million) and CNY100,000 (US$15,723), on December 31, 2012 and August 11, 2013, respectively. Guizhou Puxin fully drew down the loan on or before September 15, 2010. The loan bears interest, payable quarterly at a floating rate of 30% above the three-year base lending rate stipulated by The People’s Bank of China (currently 6.15% per annum, resulting in a current annual interest rate of 8.00% per annum). The loan is guaranteed by Mr. Li Feilie, Jinsha Baiping Mining Co. Ltd. (“Baiping Mining”), Guizhou Nayong Dayuan Coal Mining Co. Ltd. (“Dayuan Coal”), Nayong Gouchang Coal Mining Co. Ltd. (“Gouchang Coal”), Liuzhi Linjiaao Coal Mining Co. Ltd. (“Linjiaao Coal”), Xinsong Coal, and Wuhu Port Co. Ltd. (“Wuhu Port”). In addition, the loan is collateralized by a pledge of the outstanding capital stock of Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, and Xinsong Coal. The CNY50,000 (US$7,862) first instalment of principal is due to be repaid on December 31, 2012, and has, therefore, been reclassified to current liabilities.

On February 1, 2011, Guizhou Puxin received a CNY20,000 (US$3,145) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on January 31, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 7.20% per annum). The loan is guaranteed by Wuhu City Feishang Industrial Development Company Limited (“WFID”), a related company controlled by Mr. Li Feilie. The loan was repaid on January 30, 2012.

On February 25, 2011, Guizhou Puxin received a CNY30,000 (US$4,717) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on February 24, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 7.20% per annum). The loan is guaranteed by WFID. The loan was repaid on February 24, 2012.

On May 5, 2011, Xinsong Coal received a CNY50,000 (US$7,862) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd., to be repaid in installments over two years commencing in 2013. The purpose of the loan is to finance the improvement project of the Xinsong Mine. The loan bears a floating annual interest rate equal to 30% above the three-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.15% per annum, resulting in a current annual interest rate of 8.00% per annum). The loan is secured by mining permit of Xinsong Mine and is guaranteed by WFID. Xinsong Coal fully drew down the loan in May 2011. The CNY5,000 (US$786) first installment of principal is due to be repaid on May 5, 2013, and has, therefore, been reclassified to current liabilities.

On June 30, 2011, Guizhou Puxin received a CNY50,000 (US$7,862) short-term loan from Shanghai Pudong Development Bank. The purpose of the loan is to finance the working capital of Guizhou Puxin and those of its subsidiaries which have completed construction of their coal mines. Repayment of the loan is guaranteed by Wuhu Port. The loan bears a floating annual interest rate equal to 50% above the 1-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 9.00% per annum). Guizhou Puxin fully drew down the loan in July 2011. The loan was repaid on July 1, 2012.

On August 23, 2011, Linjiaao Coal received a CNY90,000 (US$14,151) long-term bank loan from Bank of Chongqing. The purpose of the loan is to finance the improvement project of the Zhulinzhai Mine. Repayment of the loan is guaranteed by Mr. Li Feilie and WFID. The loan bears a floating annual interest rate equal to the five-year base lending rate stipulated by The People’s Bank of China (currently 6.40% per annum). In addition, The Bank of Chongqing requested a prepayment of interest of CNY14,370 (US$2,259), the prepaid interest was amortized in finance costs in income statements by using effective interest rate method. The CNY8,000 (US$1,258) first installment of principal is due to be repaid on or before June 30, 2013, and has, therefore, been reclassified to current liabilities.

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On October 18, 2011 and October 26, 2011, Guizhou Puxin received CNY60,000 (US$9,434) and CNY10,000 (US$1,572) six-month working capital facility from Bank of Chongqing, respectively. The facility is secured by a CNY21,000 (US$3,302) bank deposit and guaranteed by WFID. The facility includes a fixed bank charge equal to 0.05% of the total amount of the facility drawn down [total bank charges amount to CNY35 (US$ 6) in 2011]. The facility was fully repaid on March 30, 2012.

On December 19, 2011, Guizhou Dayun received a CNY300,000 (US$47,170) long-term bank loan from China Merchants Bank Corp. Ltd. to be repaid in installments over three years commencing in 2015. The purpose of the loan is to finance the construction and development of the Dayun Mine. The loan is guaranteed by Mr. Li Feilie, Feishang Enterprise Group Limited (“Feishang Enterprise”), an entity controlled by Mr. Li Feilie, and Gouchang Coal. The loan bears a floating annual interest rate equal to 30% above the over-five-year base lending rate stipulated by The People’s Bank of China (currently 6.55% per annum, resulting in a current annual interest rate of 8.52% per annum). The loan interest is to be repaid monthly. Guizhou Dayun drew down CNY50,000 (US$7,862), CNY100,000 (US$15,723) and CNY30,000 (US$4,717) in December 2011, January 2012 and March 2012, respectively. The balance of loan facility can be drawn down as needed in accordance with the construction plan for the Dayun Mine.

On January 31, 2012, Guizhou Puxin received a CNY20,000 (US$3,145) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on January 30, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 30% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 7.80% per annum). The loan is guaranteed by WFID. Guizhou Puxin fully drew down the loan in February 2012.

On February 27, 2012, Guizhou Puxin received a CNY30,000 (US$4,717) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on February 26, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 30% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 7.80% per annum). The loan is guaranteed by WFID. Guizhou Puxin fully drew down the loan in February 2012.

On April 20, 2012, Guizhou Puxin received a CNY100,000 (US$15,723) short-term bank loan from the Chongqing Branch of China Minsheng Banking Corp., Ltd., to be repaid on April 20, 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan is guaranteed by WFID. The loan bears interest at a floating rate of 50% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in a current annual interest rate of 9.00% per annum). Guizhou Puxin fully drew down the loan in April 2012.

On June 26, 2012, Dayuan Coal received a CNY100,000 (US$15,723) long-term bank loan from the Guizhou Branch of Bank of Communication to be repaid in installments over three years commencing in December 2012. The purpose of the loan is to finance the improvement project of the Dayuan Mine. The loan bears a floating annual interest rate equal to 30% above the three-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.15% per annum, resulting in a current annual interest rate of 8.00% per annum). Dayuan Coal drew down CNY50,000 (US$7,862) on June 28, 2012. The CNY2,000 (US$314) and CNY2,000 (US$314) first and second installments of principal are due to be repaid on December 30, 2012 and June 30, 2013, respectively, and have, therefore, been reclassified to current liabilities.

Pingxiang Iron, Wuhu Port, WFID, WFNM, Feishang Enterprise and Feishang Group Limited, are entities controlled by Mr. Li Feilie.

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6. OTHER CAPITAL RESERVES

Included in other capital reserves was additional paid-in capital as follow:

	December 31, 2011	June 30, 2012	June 30, 2012
	CNY	CNY	US$

Exercise of warrants	278,669	278,669	43,816
Exercise of options	141,157	141,157	22,194
Share based compensation	117,046	117,046	18,404

	536,872	536,872	84,414

7. INCOME TAX EXPENSE

All PRC subsidiaries of the Company are subject to income tax at the customary rate of 25% of taxable income, except that Baiping Mining, Gouchang Coal, Linjiaao Coal, Xinsong Coal and Dayuan Coal, subsidiaries of Guizhou Puxin, paid income tax at a rate of CNY9.50 to CNY32 (US$1.49 to US$5.03) per tonne of sales or of 7.5% of sales amount (i.e. “deemed basis”), as required by the appropriate local tax bureau prior to 2012. In the second half of 2012, the Company received written confirmation from the respective local tax bureaus that those five subsidiaries are subject to income tax at the customary rate of 25% from 2011 and thereafter. The respective local tax bureaus also acknowledged that there was an overpayment of income tax expenses for 2011 made on the deemed basis of sales rather than under the normal filing basis using the customary income tax rate of 25%. In addition, the Company received the oral commitment from the local tax bureaus that the overpayment of income taxes can be used to offset future tax liabilities over the following five consecutive years. Prior to obtaining the confirmation from the local tax bureaus, certain of the five subsidiaries continued to pay monthly income taxes provisionally in 2012 on a deemed basis. These subsidiaries will file their 2012 annual income tax returns at the customary rate of 25% of taxable income subsequent to 2012.

8. SUBSEQUENT EVENTS

On July 20, 2012, Guizhou Puxin received a CNY60,000 (US$9,434) short-term trust loan from CITIC Trust to be repaid in July 2013. The loan bears a floating interest rate equal to 50% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 9.00% per annum). The loan is guaranteed by Wuhu Port. Guizhou Puxin fully drew down the loan on July 20, 2012.

On September 27, 2012, Guizhou Puxin received a CNY25,000 (US$3,931) short-term bank loan from Industrial and Commercial Bank of China Limited to be repaid in October 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.00% per annum, resulting in an annual interest rate of 7.20% per annum). The loan is guaranteed by each of Feishang Enterprise and Mr. Li Feilie. Guizhou Puxin fully drew down the loan on October 8, 2012.

On September 24, 2012, Dayuan Coal further drew down CNY30,000 (US$4,717) of the long-term bank loan facility from the Guizhou Branch of Bank of Communication on June 26, 2012.

On November 2, 2012, Guizhou Puxin received a CNY30,000 (US$4,717) short-term bank loan from China Everbright Bank Chongqing Branch to be repaid in November 2013. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a fixed annual interest rate equal to 7.20% per annum. The loan is guaranteed by Feishang Enterprise. Guizhou Puxin fully drew down the loan on November 2, 2012.

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On December 17, 2012, Guizhou Dayun received a CNY330,000 (US$51,887) long-term bank loan from Jinsha Branch of Industrial and Commercial Bank of China Limited, to be repaid six years following the date of the initial drawdown. The purpose of the loan is to finance the construction and development of the Dayun Mine. The loan is guaranteed by Feishang Enterprise. The loan bears a floating annual interest rate equal to 10% above the over-five-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.55% per annum, resulting in a current annual interest rate of 7.21% per annum). The loan interest is to be repaid monthly. Guizhou Dayun has not drawn down the loan as of December 21, 2012. The loan facility can be drawn down as needed in accordance with the construction plan for the Dayun Mine.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion includes statements that constitute “forward-looking statements” within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding acquisitions, investments, dispositions, financings, conflicts of interest and other business matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.

SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2012 totaled CNY66.90 million (US$10.52 million), a 1.71% decrease over the same period of 2011. The slight decrease was mainly comprised of: (i) a decrease in the sales volume of iron concentrates by 51.67%, to 6,918 tonnes during the period from 14,315 tonnes for the same period of 2011, due to a Wuhu municipal government’s production suspension order of all mines in Wuhu city in the first quarter of 2012 as a result of a mining accident that occurred in Wuhu city (the suspension order was lifted in March 2012); and (ii) a decrease of CNY23.11 million (US$3.63 million) in sales from incidental anthracite trading business during the period from CNY24.22 million (US$3.81 million) for the same period of 2011, partly offset by the approximately 75.83% higher production volume of anthracite during the period, compared to the same period of 2011.

Sales for the second quarter of 2012 totaled CNY37.84 million (US$5.95 million), a 36.91% decrease over the same period last year. This decline was mainly due to: (i) the CNY24.22 million (US$3.81 million) decrease of anthracite trading business; and (ii) an approximately 72.80% decrease in the sales volume of iron concentrates, partly offset by the 64.47% higher production volume of anthracite during the period.

The overall gross profit margin increased from 35.58% for the six months ended June 30, 2011 to 42.17% for the same period of 2012. This increase is mainly contributed by the decreased anthracite trading activities of Guizhou Puxin, which have a relatively lower gross profit margin.

The rise in gross profit margin for the second quarter of 2012, from 35.33% to 40.95% was attributed to the same factors.

ADMINISTRATIVE EXPENSES

Administrative expenses increased by CNY5.33 million (US$0.84 million) or 15.75% to CNY39.17 million (US$6.16 million) for the six months ended June 30, 2012 from CNY33.84 million (US$5.32 million) for the same period of 2011. This was mainly caused by: (i) the rise in entertainment expense of CNY1.63 million (US$0.26 million); and (ii) the increase in payroll expense amounting to CNY3.83 million (US$0.60 million) due to the increase of administrative staff.

Administrative expenses increased by CNY3.82 million (US$0.60 million) or 21.98% to CNY21.20 million (US$3.33 million) for the second quarter of 2012 from CNY17.38 million (US$2.73 million) for the same quarter of 2011. The increase was mainly due to the same reasons cited above.

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OTHER OPERATING PROFIT (LOSS)

The increase of other operating loss mainly represented the charging of fixed production overhead such as payroll, electricity, and maintenance fee amounting to CNY2.95 million (US$0.46 million) of Gouchang Coal and CNY1.11 million (US$0.17 million) of Wuhu Feishang Mining Development Co. Limited (“Wuhu Feishang”), respectively. Operating losses were impacted by suspension orders affecting Gouchang Coal for the three and six months ended June 30, 2012 and Wuhu Feishang for the six months ended June 30, 2012. The suspension order affecting Gouchang Coal resulted from a mine gas control inspection conducted in compliance with the circular issued by the State Administration of Coal Mine Safety. The suspension order affecting Wuhu Feishang resulted from a mining accident occurring in a third party mining company in Wuhu city, Anhui Province. The suspension orders have since been lifted.

FINANCE COST

Finance cost increased to CNY11.37 million (US$1.79 million) and CNY20.82 million (US$3.27million) for the three and six months ended June 30, 2012, respectively, from CNY6.56 million (US$1.03 million) and CNY11.83 million (US$1.86 million) for the same periods in 2011. This increase was mainly caused by: (i) the rise in the effective interest rate of bank borrowing from 7.49% for the same period of 2011 to 8.60% for the six months ended June 30, 2012; and (ii) the increase in bank borrowing for the three and six months ended June 30, 2012, as compared to the same periods of 2011.

INTEREST INCOME

Interest income increased to CNY0.91 million (US$0.14 million) and CNY1.70 million (US$0.27 million) for the three and six months ended June 30, 2012, respectively, from CNY0.25 million (US$0.04 million) and CNY0.37 million (US$0.06 million) for the same period in 2011. This increase was caused by the rise in average bank balance.

INCOME TAX EXPENSE

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

All PRC subsidiaries of the Company are subject to income tax at the customary rate of 25% of taxable income, except that Baiping Mining, Gouchang Coal, Linjiaao Coal, Xinsong Coal and Dayuan Coal, subsidiaries of Guizhou Puxin, paid income tax at a rate of CNY9.50 to CNY32 (US$1.49 to US$5.03) per tonne of sales or of 7.5% of sales amount (i.e. “deemed basis”), as required by the appropriate local tax bureau prior to 2012. In the second half of 2012, the Company received written confirmation from the respective local tax bureaus that those five subsidiaries are subject to income tax at the customary rate of 25% from 2011 and thereafter. The respective local tax bureaus also acknowledged that there was an overpayment of income tax expenses for 2011 made on the deemed basis of sales rather than under the normal filing basis using the customary income tax rate of 25%. In addition, the Company received the oral commitment from the local tax bureaus that the overpayment of income taxes can be used to offset future tax liabilities over the following five consecutive years. Prior to obtaining the confirmation from the local tax bureaus, certain of the five subsidiaries continued to pay monthly income taxes provisionally in 2012 on a deemed basis. These subsidiaries will file their 2012 annual income tax returns at the customary rate of 25% of taxable income subsequent to 2012.

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LOSS ATTRIBUTABLE TO OWNERS OF THE COMPANY

The loss attributable to owners of the Company increased by CNY19.47 million (US$3.06 million) from a loss of CNY28.24 million (US$4.44million) for the six months ended June 30, 2011 to a loss of CNY47.71 million (US$7.50million) for the six months ended June 30, 2012. The increase was mainly caused by: (i) the increase in interest expense associated with bank loans amounting to CNY8.99 million (US$1.41 million) in 2012; (ii) the increase in administrative expenses amounting to CNY5.33 million (US$0.84 million) in 2012 and other operating expenses of CNY4.70 million (US$0.74 million); (iii) the increase in profit attributable to non-controlling interests amounting to CNY2.49 million (US$0.39 million); (iv) the drop in gross profit of the metal segment amounting to CNY7.11 million (US$1.12 million) due to the drop in production of iron concentrates; and (v) the increase in income tax expenses amounting to CNY2.54 million (US$0.40 million), partly offset by the gross profit increase of the coal segment amounting to CNY11.11 million (US$1.75 million) due to the increase of anthracite coal mined.

The loss attributable to owners of the Company increased by CNY20.98 million (US$3.30 million) from CNY7.57 million (US$1.19 million) for the three months ended June 30, 2011 to CNY28.55 million (US$4.49 million) for the three months ended June 30, 2012. The increase in loss was mainly due to: (i) the increase in interest expense associated with bank loans amounting to CNY4.81 million (US$0.76 million) in 2012; (ii) the increase in administrative expenses amounting to CNY3.82 million (US$0.60 million) in 2012 and other operating expenses of CNY3.59 million (US$0.56 million); (iii) the drop in gross profit of the metal segment amounting to CNY6.77 million (US$1.06 million) due to the production decrease of iron concentrates; (iv) the gross profit decrease of trading anthracite coal amounting to CNY4.74 million (US$0.74 million); and (v) the increase in income tax expenses of CNY2.63 million (US$0.41 million), partly offset by the gross profit increase of mining anthracite coal amounting to CNY5.82 million (US$0.92 million).

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements primarily through internally generated cash, loans from the Shareholder and bank borrowings.

Net cash used for operating activities for the six months ended June 30, 2012 was approximately CNY47.82 million (US$7.52 million) as compared to net cash used for operating activities of CNY56.19 million (US$8.83 million) for the corresponding period in 2011. The decrease in net cash outflow was mainly caused by the decrease in trade receivable of the coal business.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	December 31, 2011		June 30, 2012
	CNY		CNY
			(Unaudited)

Current ratio	0.44	x	0.48	x
Working capital	(329,313,000)		(431,251,000)
Ratio of interest-bearing debt to total shareholders’ equity	1.40	x	1.85	x

Net cash used in investing activities for the six months ended June 30, 2012 was CNY173.09 million (US$27.22 million), as compared with CNY250.70 million (US$39.42 million) in the corresponding period of 2011. The net cash used in investing activities is primarily comprised of the payment for the acquisition of property and equipment amounting to CNY173.98 million (US$27.36 million).

Net cash provided in financing activities for the six months ended June 30, 2012 was CNY373.51 million (US$58.73 million), as compared with CNY285.36 million (US$44.87 million) net cash used in the corresponding period of 2011. This was primarily contributed by (i) the loan proceeds of CNY330 million (US$51.89 million) comprised of: CNY130 million (US$20.44 million) by Guizhou Dayun on long-term bank loan drawdown; CNY50 million (US$7.86 million) by Dayuan Coal on long-term bank loan drawdown; and CNY150 million (US$23.59 million) by Guizhou Puxin on short-term bank loan drawdown; (ii) net advances of CNY158.30 million (US$24.89 million) from affiliates; and (iii) the net decrease of restricted bank deposit amounting to CNY10.21 million (US$1.61 million), partly offset by bank loan repayment of CNY120.00 million (US$18.86 million) and CNY5.00 million (US$0.78 million) by Guizhou Puxin and Guizhou Yongfu, respectively.

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Our liquidity, including our working capital, has been affected by many factors including:

➢

Funding of our on-going mining activities through internally generated funds;

➢

Our ability to secure bank financing as and when required, on acceptable terms;

➢

Our difficulty in accessing US capital markets to fund PRC operations, in part because investment strategies of institutional investors may be negatively affected by companies that engage in both metal ore and coal mining operations;

➢

A lack of development of US trading markets for our securities, which has hampered our ability to use our securities as currency to fund acquisitions, business combinations and similar transactions; and

➢

Differing liquidity needs of the metals segment and the coal segment.

As a result of the foregoing, management continues to evaluate the most effective ways in which to grow our operations, provide for liquidity and maximize shareholder values. Management has engaged investment bankers to advise management with respect to strategic transactions and maximizing shareholder values.

Capital commitments in respect of coal mine development and others as at June 30, 2012 amounted to CNY115.59 million (US$18.17 million).

As of June 30, 2012, the Company has a working capital deficiency of CNY431.25 million (US$67.81 million). The Shareholder has confirmed to the Company continuous financial support to the Company. The Company is undertaking renewal negotiations with the banks in due course and has not, at this stage, sought written commitments for renewal of the loan facilities. However, the Company has discussed its future borrowing needs with its lenders and no matters have been drawn to management’s attention indicating that renewals may not be forthcoming on acceptable terms. Subsequent to June 30, 2012, the Company secured additional bank loans amounting to CNY475 million (US$74.69 million), of which CNY145 million (US$22.80 million) has been drawn down up to December 21, 2012 for the purpose of mine improvement projects and working capital. The Company’s internal forecasts and projections, taking into account reasonably foreseeable changes in operating performance as well as capital expenditure, additional borrowing capacity, continued Shareholder support and availability of bank facilities, support the Company’s ability to operate within the level of its current capacity.

Except as disclosed above, there have been no significant changes in financial condition and liquidity for the period subsequent to June 30, 2012 until December 21, 2012. The Company believes that internally generated funds, bank borrowings and/ or equity/ debt financing from the Shareholder will be sufficient to satisfy its anticipated working capital needs for at least the next twelve months.

In the event that our operating plans change due to changes in our strategic plans, lower-than-expected revenues, unanticipated expenses, increased competition, unfavorable economic conditions or other unforeseen circumstances, including the continued uncertainty surrounding the credit markets, and further weakening of consumer confidence and spending, our liquidity may be negatively impacted. If so, we could be required to adjust our expenditures for the remainder of 2012 and for 2013 to conserve working capital, or raise additional capital, possibly including debt or equity financing, to fund operations and our growth strategy.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated December 21, 2012

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